Lazard Capital Markets LLC

30 Rockefeller Plaza

New York, New York 10020

Cowen and Company, LLC
599 Lexington Avenue
New York, New York 10022

April 26, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Riedler, Assistant Director

Re: GW Pharmaceuticals plc (the “Company”)
Registration Statement on Form F-1
File No. 333-187356

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as managers of the several Underwriters, hereby join in the request of the Company for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Daylight Time on April 30, 2013, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that, during the period from April 18, 2013 to the date of this letter, we have distributed approximately the following number of copies of the preliminary prospectus, dated April 18, 2013:

To Whom Distributed	Number of Copies
Institutions, Brokers and Other	830

We, the undersigned, as managers of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature Page Follows]

Very truly yours,

LAZARD CAPITAL MARKETS LLC
COWEN AND COMPANY, LLC

Acting severally on behalf of themselves and the several underwriters

By:	LAZARD CAPITAL MARKETS LLC

By:	/s/ Bill Buchanan
Name: Bill Buchanan
Title: Chief Executive Officer

By:	COWEN AND COMPANY, LLC

By:	/s/ Grant Miller
Name: Grant Miller
Title: Managing Director